Mail Stop 4561

      					December 22, 2006


William A. Shopoff
Chief Executive Officer
Shopoff Properties Trust, Inc.
8951 Research Drive
Irvine, California  92618

Re:	Shopoff Properties Trust, Inc.
	Registration Statement on Form S-11
	Filed November 30, 2006
      File No. 333-139042

Dear Mr. Shopoff:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

2. We note that there will not be any selling commissions or discounts associated with this offering. Please advise us why you believe Shopoff Securities, a newly-formed broker-dealer, will have the capability to distribute this offering. We may have further comment.

3. Please disclose on the cover page, the summary and the risks factors that affiliate purchases are counted towards the minimum. Your risk factor disclosure should explain that investors should not conclude that the satisfaction of the minimum indicates that such sales have been made to investors who have no financial or other interest in the offering, or who otherwise are exercising independent investment discretion.

Q: What are the fees...?, page xi

4. With respect to the acquisition and advisory fees and the asset management fees, it is unclear how your fee would be calculated in the event you invested in a joint-investment with a third party or affiliate, such as a joint venture or a participating mortgage. Please clarify whether the fee would be 3% of your pro rata portion of the appraised value of the underlying property.

5. With respect to the debt financing fee, please clarify whether the
Advisor is responsible for these third party fees, or whether these fees, in addition to the debt financing fee could be your obligation.

6. Please provide a range or an estimate of customary leasing fees so that an investor can have some ability to understand the potential costs of these fees.

7. With respect to the subordinated incentive listing fee, please clarify whether the market value is measured on the date of listing, or some other date.

Q: What conflicts of interest exist...?, page xiv

8. In the first bullet, please specifically identify any other real estate programs in which your advisor or its executive officers are involved which target the same investments you intend to target.

9. Please include the conflict that the management agreement and fees were not negotiated on an arms-length basis.

Prospectus Summary, page 1

10. Your Summary section contains a significant amount of information that is already disclosed in the Q&A. Please revise to eliminate redundant disclosure.

11. We note your disclosure that "Federal, state, and/or local environmental agencies through the approval of the applicable environmental impact reports, provide the required migration, if any, by the project thereby granting environmental approval." Please revise to explain what you mean by required migration.

12. Please revise the organization chart on page 3 to reflect the ownership of the broker-dealer and the sponsor.

13. Please revise the description of real estate-related investments to include a brief description of the nature of the real estate-related assets in which you may invest and disclose that there are no limitations on the amounts that may be invested in any type of asset.

14. Please revise your description of prior investment programs to break out from the "more than 100 transactions" the number of transactions that involved the acquisition of undeveloped real estate for which you obtained entitlements.

Risk Factors, page 8

15. Please revise to delete cross-references from your risk factor section.

16. Please revise to include a risk factor discussing the risk that since your broker-dealer is an affiliate, there will be no independent "due diligence" review.

17. Please revise to include a risk factor discussing the risks associated with the level of indebtedness that you may incur and disclose whether there are any limitations on such debt in your organizational documents.

Because we will continue to sell..., page 8
18. Please include disclosure regarding the dilutive effects of the initial offering tranche at $9.50.

Our success will be dependent..., page 11
19. Please disclose that the advisor is not required to provide any specific or dedicated personnel to managing your business, or any specific amount time.

We will compete with affiliates..., page 13
20. Please provide more detailed disclosure regarding any existing programs that target similar investments.

Shopoff Advisors will face conflicts..., page 15
21. Please remove the mitigating language in the first sentence.

The extent of our use of taxable REIT..., page 24
22. Please advise us why you believe relative share valuation risk is relevant to a non-traded REIT.

Certain of our business activities..., page 25
23. Please expand the disclosure to clarify why the business model you have disclosed, that includes purchasing undeveloped land and then re-selling it once it has been prepared for development, will not trigger the prohibited transaction tax. For example, please briefly disclose what factors cause a property to be considered an "inventory property."

Dilution, page 27
24. Please tell us why you have not separated new investors that pay
$9.50 from new investors that pay $10.00 in the tables reflecting relative consideration.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 80

25. Please revise to disclose your critical accounting policies.
Refer to the guidance in FR-72.

General Competitive Conditions, page 33
26. Please provide more detailed disclosure regarding you major competitors.

Officers and Directors, page 41
27. Please provide five years of business experience for Mr.
Shopoff
and Ms. Kennedy.

Organization and Offering Stage, page 52
28. We note in footnote one you provide disclosure regarding the effects on the acquisition fee of leverage. Please advise us why you have not provided similar disclosure, using the same hypothetical leverage, for acquisition expenses and debt financing fees. Refer to
Guide 5, Item 4(b).

Additional Payments for Additional Services, page 55
29. Please disclose examples of the types of goods and services that your advisor might provide.

Programs Similar In Nature, page 58
30. Please disclose how you determined that these programs were "similar in nature."
31. Please consider separating programs in which the properties have been sold, from those programs that not yet completed operations. We note the introductory disclosure in the first paragraph, but as the relevance of ROI for a completed program is significantly different than for a continuing program, separate presentation may be helpful to an investor.
32. In certain cases, such as TSG Investors, LLC, the program description is generic in nature. In these cases, please provide a brief description of the types of assets actually purchased by the program.

33. We note your statement that "if a program has had significant adverse business development or condition arise that affected the programs performance, details of that adverse business development or condition has been discussed within the program." Please tell us where you have discussed such adverse business development or revise to discuss the reasons for any adverse business developments or conditions that affected a programs performance.
Institutional Programs..., page 72
34. Please advise us why these are "programs" for which prior performance disclosure is required. In particular, please provide disclosure regarding the types of passive investors that invested in these programs.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 80

35. Please revise to disclose your critical accounting policies.
Refer to the guidance in FR-72.

Distributions, page 81
36. Please include disclosure regarding the likelihood of regular dividends in light of the types of assets you intend to invest in.

Federal Income Tax Considerations, page 96
37. Please revise your disclosure regarding the Manatt, Phelps & Phillips opinion to clarify, if true, that the firm will opine to the effect that you have been organized in conformity with the requirements for qualification and taxation as a REIT, and that your proposed method of operation as described in prospectus will enable you to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code.

Sales Literature, page 113
38. Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

Prior Performance Tables, page B-1

39. Please revise to precede the tables with a narrative introduction that cross-references the narrative summary in the text, explains the significance of the track record for the tables, discusses the factors the sponsor considered in determining which previous programs had "similar investment objectives," explains where additional information (Part II of the registration statement) can be obtained on request and includes a glossary of terms used in the tables.
In
this connection, please include an explanation of such terms as "Project costs," "outstanding project cash," and "allocation of project costs." Further, please precede each of the tables with a brief narrative explaining the objective of the table and what it covers so that an investor will be able to understand the significance of the information presented. See Guide 5 Instructions to Appendix II.
40. Please advise us why you have included data for White Rock and White Rock Chino Hills programs in Tables I-III as they appear to have closed more than 5 years ago.

Table I

41. Please explain why you have not included "offering expenses" in the table.

Table II.

42. Please revise to include "property sales and refinancing before
deducting payments to sponsor."   See Table II.

Table III

43. Please explain why you have not included the Table III line items above net income.

Consolidated Balance Sheet

Note 1 - Organization and Nature of Business - page F-4

44. Please revise to disclose the fiscal year-end that the Registrant has adopted.

Note 4 - Other Related Party Transactions, page F-6

45. Please clarify if any material amounts of organization and offering costs were incurred subsequent to the balance sheet date. If so, this information should at a minimum be disclosed as a subsequent event.

46. We note the Advisory Agreement has not been executed as of November 27, 2006. To the extent the terms and conditions of the agreement have been determined, disclose the significant terms here and in your MD&A.  Quantify the amounts and/or percentages payable to
your Advisor as necessary.   Also, disclose the methodology that
will
be used to identify and measure costs allocated by the Advisor to be reimbursed by the Company such as personnel costs and other administrative service expenses.

Part II
47. Please include the undertaking required by Item 512(a)(5)(ii) of
Regulation S-K.

*  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rachel Zablow at 202-551-3428 or Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at
202-551-3495 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief

cc:	Mark Kelson, Esq. (via facsimile)
	Manatt, Phelps & Phillips, LLP


William A. Shopoff
Shopoff Properties Trust, Inc.
December 22, 2006
Page 8